Exhibit 99.4

Highlights

Economic growth continues in Québec. Real GDP grew by 1.2% for the first six months of 2025, compared with the corresponding period in 2024. However, the Québec economy is showing signs of slowing down due to the current trade dispute.

Based on results as at June 30, 2025, recent developments in economic activity, and currently known factors that will impact the financial framework by the end of the fiscal year, the anticipated accounting deficit1 for 2025-2026 remains unchanged from the 2025-2026 budget at $11.4 billion (1.8% of GDP). The contingency reserve of $2.0 billion included in the financial framework is also maintained.

▪ Taking into account deposits of dedicated revenues of $2.2 billion in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act is maintained at $13.6 billion (2.2% of GDP).

Revenues are adjusted upward due to the recurrence of higher-than-expected results observed at the end of fiscal 2024-2025 in tax revenues, increased revenues from government enterprises, and the favourable impact on federal transfers of the federal personal income tax cut that came into effect last July. These adjustments are offset by an upward adjustment to debt service due, in particular, to higher-than-anticipated global interest rates at the beginning of the fiscal year. Portfolio expenditures are maintained at the same level as in the 2025-2026 budget.

As a result, revenues are expected to reach $156.8 billion for the whole year, and expenditures, including the contingency reserve, are expected to stand at $168.2 billion.

The net debt burden is expected to stand at 40.4% of GDP as at March 31, 2026, the same level as in the 2025-2026 budget.

Moreover, as at June 30, 2025, borrowings issued since April 1, 2025 amounted to $12.9 billion, or 44% of the forecast financing program.2

(1) The contingency reserve, as well as deposits of dedicated revenues in the Generations Fund, are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including $2.2 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $13.6 billion.

1. This is the operating surplus (deficit) as presented in the public accounts. 2. Long-term borrowings contracted between April 1, 2025 and June 30, 2025.

Recent developments in the economic situation

Economic growth continues in Québec. However, the Québec economy is showing signs of slowing down due to the current trade dispute. After a 1.3% increase in 2024, real GDP posted growth of 1.2% during the first two quarters of 2025, compared with the corresponding period in 2024.

Since the beginning of 2025, inflation has continued to slow down in both Québec and Canada.

▪ After eight months, the consumer price index (CPI) showed average growth of 2.1% in Québec (2.0% in Canada), compared with the corresponding period in 2024 (2.3% in Québec for 2024).

The Bank of Canada reduced its policy rate by 25 basis points in September 2025 to 2.50%, in a context of slowing Canadian economic growth and easing inflation-related risks. This was the first rate cut in Canada since March 2025.

In Québec, nominal GDP posted growth of 5.3% during the first two quarters of 2025,3 compared with the corresponding period in 2024 (5.4% in 2024).

In 2025, the labour market slowed. On average, for the first eight months of 2025, the unemployment rate in Québec stood at 5.8%, while it averaged 5.3% for 2024 as a whole.

▪ Despite this growth, the unemployment rate in Québec (6.8% on average in 2025) remains below the Canadian average. The employment rate for people aged 15 to 64 averaged 77.4% in Québec in 2025 and was therefore the highest in the country (74.2% in Canada)..

For the first two quarters of 2025 compared with the same period in 2024, wages and salaries grew by 5.3% (5.9% in 2024).

Household consumption (in nominal terms) posted growth of 6.3% during the first two quarters of 2025, compared with the corresponding period in 2024 (5.7% in 2024).

On the business side, the net operating surplus of corporations rose by 2.9% during the first two quarters of 2025, compared with the same period in 2024 (−0.1% in 2024).

3. Strong growth in nominal GDP stems from increased domestic demand, notably with regard to residential investment and household consumption.

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Summary of results and budgetary outlook for 2025-2026

► Results as at June 30, 2025

For the first three months of 2025-2026, the accounting deficit stood at $1.5 billion. This is a $717-million improvement compared with the same period last year.

This deficit is explained by the following factors:

▪ revenues of $39.5 billion, which were up 6.9% compared with the same period last year. This increase is due, in particular, to higher own-source revenues, driven by favourable developments in economic activity, particularly wages and salaries and household consumption;

▪ expenditures of $40.9 billion, which grew by 4.7% compared with the same period last year. This growth is mostly attributable to portfolio expenditures (5.5%), particularly the Santé et Services sociaux, Éducation, Famille, as well as Transports et Mobilité durable portfolios.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $497 million in the Generations Fund, stands at $2.0 billion.

Summary of results as at June 30, 2025 and budgetary outlook for 2025-2026
(unaudited data, millions of dollars, year-over-year change)
	April to June				Forecast for fiscal 2025-2026
					March 2025 budget		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	29 744	32 023	2 279	7.7	125 732	1.0	350	126 082	0.4
Federal transfers	7 165	7 438	273	3.8	30 610	−0.1	130	30 740	0.8
Total revenue	36 909	39 461	2 552	6.9	156 342	0.7	480	156 822	0.5
Portfolio expenditures	−36 331	−38 339	−2 008	5.5	−156 102	1.8	-	−156 102	3.2
Debt service	−2 755	−2 582	173	−6.3	−9 670	−1.9	−480	−10 150	1.8
Total expenditure	−39 086	−40 921	−1 835	4.7	−165 772	1.5	−480	−166 252	3.1
Contingency reserve	-	-	-	-	−2 000	-	-	−2 000	-
ACCOUNTING SURPLUS (DEFICIT)(2)	−2 177	−1 460	717	-	−11 430	-	-	−11 430	-
Deposits of dedicated revenues in the Generations Fund	−469	−497	−28	-	−2 177	-	-	−2 177	-
BUDGETARY BALANCE(3)	−2 646	−1 957	689	-	−13 607	-	-	-13 607	-

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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► Budgetary outlook for 2025-2026

Based on the results as at June 30, 2025, recent developments in economic activity, and currently known factors that will impact the financial framework by the end of the fiscal year, the anticipated accounting deficit for 2025-2026 remains unchanged from the 2025-2026 budget at $11.4 billion.

▪ This deficit includes a $2.0 billion contingency reserve.

Revenues are adjusted upward by $480 million since the 2025-2026 budget. As a result, they stand at $156.8 billion, with annual growth of 0.5%.

▪ Own-source revenue are adjusted upward by $350 million due, among other things, to the recurrence of more favourable-than-expected results at the end of 2024-2025, particularly in personal and corporate income taxes, as well as the increase in revenues from government enterprises.

▪ Federal transfers are adjusted upward by $130 million due to the federal personal income tax cut that came into effect last July, which has the effect of reducing the value of the Québec special abatement and increasing Québec's cash transfers.4

Expenditures are adjusted upward by $480 million since the 2025-2026 budget. As a result, they stand at $166.3 billion, with annual growth of 3.1%.

▪ Portfolio expenditures remain unchanged. However, expenditures in the Éducation portfolio are adjusted upward by $250 million to fund the needs of school service centres and school boards. The $540-million reinvestment announced in the summer of 2025 is higher than the adjustment in expenditures for this portfolio for the fiscal year since the school year spans two fiscal years and part of the reinvestment comes from sums administered by the Ministère de l'Éducation, the disbursement of which has been accelerated.

▪ This increase is offset by an equivalent central reallocation of expenditures during the year.

▪ Debt service is adjusted upward by $480 million, mainly due to higher-than-anticipated global interest rates at the beginning of the fiscal year and a lower-than-expected return on the Retirement Plans Sinking Fund (RPSF) in 2024-2025.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after deposits of dedicated revenues of $2.2 billion in the Generations Fund, stands at $13.6 billion.

► Additional information

The net debt burden is expected to stand at 40.4% of GDP as at March 31, 2026, the same level as in the 2025-2026 budget.

4. The value of the Québec special abatement is shown as a deduction of federal transfers.

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Revenue

Own-source revenue

► Results as at June 30, 2025

As at June 30, that is, for the first three months of 2025-2026, own-source revenue stood at $32.0 billion. This represents an increase of $2.3 billion (7.7%) compared with the same period last year.

Tax revenue rose by $2.1 billion (9.0%) to $25.7 billion due, in particular, to increases of:

▪ $989 million (8.9%) in personal income tax, attributable, in particular, to 5.3% growth in wages and salaries during the first two quarters of 2025 and growth in instalment payments related to 2025 tax returns;

▪ $60 million (2.7%) in contributions for health services attributable, in particular, to wages and salaries, which grew by 5.3% in the first two quarters of 2025;

▪ $563 million (21.0%) in corporate tax revenues, linked to a 2.9% rise in the net operating surplus of corporations during the first two quarters of 2025 and in corporate instalment payments;

▪ $13 million (4.5%) in school property tax revenues due to changes in local needs funding, which takes into account the anticipated growth in the number of students and in the cost of goods and services financed by school property tax;

▪ $510 million (7.0%) in consumption taxes attribuable mainly to growth of 6.3% in household consumption for the first two quarters of 2025 and growth of 21.3% in residential construction investment during the same period.

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Other own-source revenue increased by $133 million (2.5%) to $5.4 billion, due to:

▪ an $80-million (−4.9%) decrease in duties, permits and royalties stemming, in particular, from lower revenues from the auctioning of GHG emission allowances;

▪ a $213-million (5.9%) increase in miscellaneous revenues attributable, in particular, to higher revenues from penalties, fines, and recoveries.

Revenue from government enterprises rose by $11 million (1.2%) to $926 million.

▪ This change is mainly attributable to an increase in Investissement Québec's results, due, in particular, to higher stock market prices.

Own-source revenue
(unaudited data, millions of dollars, year-over-year change)
	April to June				Forecast for fiscal 2025-2026
					March 2025 budget		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	11 090	12 079	989	8.9	46 944	3.3	110	47 054	3.0
− Contributions for health services	2 225	2 285	60	2.7	9 242	3.2	−100	9 142	3.3
− Corporate taxes	2 686	3 249	563	21.0	12 491	−3.8	215	12 706	−4.8
− School property tax	291	304	13	4.5	1 346	14.1	-	1 346	12.5
Consumption taxes	7 320	7 830	510	7.0	28 922	3.4	50	28 972	2.1
Tax revenue	23 612	25 747	2 135	9.0	98 945	2.5	275	99 220	1.8
Duties, permits and royalties	1 630	1 550	−80	−4.9	6 220	5.1	-	6 220	0.5
Miscellaneous revenue	3 587	3 800	213	5.9	15 299	−8.2	-	15 299	−5.9
Other own-source revenue	5 217	5 350	133	2.5	21 519	−4.7	-	21 519	−4.1
Total own-source revenue excluding revenue from government enterprises	28 829	31 097	2 268	7.9	120 464	1.1	275	120 739	0.7
Revenue from government enterprises	915	926	11	1.2	5 268	−2.6	75	5 343	−6.1
TOTAL	29 744	32 023	2 279	7.7	125 732	1.0	350	126 082	0.4

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

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► Budgetary outlook for 2025-2026

Own-source revenue is expected to stand at $126.1 billion in 2025-2026 (annual growth of 0.4%). This represents an upward adjustment of $350 million from the 2025-2026 budget forecast.

Tax revenue are adjusted upward by $275 million. This adjustment is mainly due to:

▪ the $110-million upward adjustment to personal income tax stemming, in particular, from the recurrence of higher-than-expected source deductions observed at the end of 2024-2025 due to the 0.3-percentage-point upward revision in wages and salaries in the first quarter of 2025;

▪ the $100-million downward adjustment to contributions for health services attributable, in particular, to the recurrence of lower-than-expected results recorded at the end of 2024-2025;

▪ the $215-million upward adjustment to corporate taxes due to the recurrence of higher-than-expected revenues recorded at the end of 2024-2025 and the 6.1-percentage-point upward adjustment to growth in the net operating surplus of corporations in the second quarter of 2025;

▪ the $50-million upward adjustment to consumption taxes due to the recurrence of lower-than-expected input tax rebates recorded in 2024-2025, reflecting a slowdown in business production due to the current economic uncertainty.

Revenue from government enterprises is adjusted upward by $75 million, largely due to the increase in Hydro-Québec's results, related mainly to higher net export revenues.

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Composition of own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue excluding revenue from government enterprises also includes other sources of revenue:

  duties, permits and royalties, in particular revenue from the carbon market;

  miscellaneous revenue, such as investment revenue, services rendered, as well as fines, penalties and recoveries.

Composition of revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at June 30, 2025 (billions of dollars and percentage of total own-source revenue)

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Revenue

Federal transfers

► Results as at June 30, 2025

As at June 30, for the first three months of 2025-2026, federal transfers totalled $7.4 billion. This represents an increase of $273 million (3.8%) compared with the same period last year. This variation is explained, among other things, by the 5.0% growth in the Canada Health Transfer.

Federal transfers
(unaudited data, millions of dollars, year-over-year change)
	April to June				Forecast for fiscal 2025-2026
					March 2025 budget		New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	3 329	3 392	63	1.9	13 567	1.9	-	13 567	1.9
Health transfers	2 120	2 235	115	5.4	8 942	6.1	66	9 008	6.8
Transfers for post-secondary education and other social programs	338	333	−5	−1.5	1 330	−1.5	40	1 370	1.5
Other programs	1 378	1 478	100	7.3	6 771	−10.3	24	6 795	−8.2
TOTA`L	7 165	7 438	273	3.8	30 610	−0.1	130	30 740	0.8

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

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► Budgetary outlook for 2025-2026

Revenue from federal transfers is expected to reach $30.7 billion in 2025-2026 (annual growth of 0.8%). This represents an upward adjustment of $130 million from the 2025-2026 budget forecast due to the federal personal income tax cut that came into effect last July, which had the effect of reducing the value of the Québec special abatement and increasing Québec's cash transfers.5

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

  the equalization program;

  the Canada Health Transfer (CHT);

  the Canada Social Transfer (CST);

  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at June 30, 2025 (billions of dollars and percentage of total revenue from federal transfers)

5. The value of the Québec special abatement is shown as a deduction of federal transfers.

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Expenditure

Portfolio expenditures and debt service

► Results as at June 30, 2025

As at June 30, for the first three months of 2025-2026, expenditures totalled $40.9 billion. This represents an increase of $1.8 billion (4.7%) compared with the same period last year.

Portfolio expenditures rose by $2.0 billion (5.5%) to $38.3 billion. In addition to the expected change in costs related to the delivery of public services, the growth observed as at June 30, 2025 can be explained by these factors:

▪ expenditure in the Santé et Services sociaux portfolio increased by $602 million (3.8%) to $16.3 billion. This increase is attributable, in particular, to changes in compensation and expenditures related to drugs;

▪ expenditure in the Éducation portfolio increased by $234 million (3.7%) to $6.6 billion. This increase stems, in particular, from changes in the remuneration of staff at school service centres and school boards, resulting from salary indexations and an increase in the school clientele;

▪ expenditure in the Enseignement supérieur portfolio increased by $157 million (5.8%) to $2.9 billion. This increase is due, in particular, to changes in the remuneration of higher education staff, resulting from salary indexations;

▪ expenditure in the Famille portfolio increased by $352 million (17.3%) to $2.4 billion. This increase is mainly due to lower expenditures in 2024-2025 as a result of advance payments in 2023-2024 to fund subsidized educational childcare services;

▪ expenditure in the Transports et Mobilité durable portfolio increased by $432 million (27.0%) to $2.0 billion. This increase stems, in particular, from higher subsidies granted for public transit infrastructure projects;

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▪ expenditure in the Emploi et Solidarité sociale portfolio increased by $47 million (3.2%) to $1.5 billion. This increase is due, in particular, to higher expenditures in the Québec Fund for Social Initiatives and to expenditures related to the work premium tax credit;

▪ expenditure in the Affaires municipales et Habitation portfolio increased by $72 million (8.2%) to $955 million. This variation is due, among other things, to higher subsidies for affordable housing;

▪ expenditure in the Économie, Innovation et Énergie portfolio increased by $50 million (5.6%) to $938 million.This increase stems mainly from higher tax credits, including the tax credit for investment and the tax credit for scientific research and experimental development;

▪ expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio decreased by $92 million (−25.9%) to $263 million. This variation is due, in particular, to lower subsidies of the Roulez vert program explained by the decrease in the sales of new electric vehicles and the gradual reduction in the program's financial assistance;

▪ expenditure in other portfolios increased by $154 million (3.6%) to $4.5 billion.

Debt service expenditure decreased by $173 million (−6.3%) to $2.6 billion. This decrease is explained by losses on the disposal of assets that were lower than last year for the first quarter. As part of the management of investment activities of the Sinking Fund for Government Borrowings, gains or losses on the disposal of assets depend on changes in interest rates and market behaviour.

Expenditure
(unaudited data, millions of dollars, year-over-year change)
	April to June				Forecast for fiscal 2025-2026
					March 2025 budget			New estimate(1)
	2024- 2025	2025- 2026	Change (M$)	Change (%)	Level (M$)		Change (%)	Adjustment (M$)	Level (M$)		Change (%)
Santé et Services sociaux	15 690	16 292	602	3.8	65 527		3.0	-	65 527		2.1
Éducation	6 352	6 586	234	3.7	23 517		2.2	250	23 767		1.8
Enseignement supérieur	2 721	2 878	157	5.8	11 311		2.1	-	11 311		−0.6
Famille	2 039	2 391	352	17.3	9 308		7.2	-	9 308		3.3
Transports et Mobilité durable	1 600	2 032	432	27.0	7 308		−3.5	-	7 308		−4.9
Emploi et Solidarité sociale	1 470	1 517	47	3.2	5 804		0.1	-	5 804		1.7
Affaires municipales et Habitation	883	955	72	8.2	5 623		9.3	-	5 623		14.5
Économie, Innovation et Énergie	888	938	50	5.6	4 521		−6.9	-	4 521		−4.0
Environnement, Lutte contre les changements climatiques, Faune et Parcs	355	263	−92	−25.9	2 436		0.0	-	2 436		11.7
Other portfolios	4 333	4 487	154	3.6	20 747	(2)	−2.2	−250	20 497	(2)	12.9
Portfolio expenditures	36 331	38 339	2 008	5.5	156 102		1.8	-	156 102		3.2
Debt service	2 755	2 582	−173	−6.3	9 670		−1.9	480	10 150		1.8
TOTAL	39 086	40 921	1 835	4.7	165 772		1.5	480	166 252		3.1

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

(2) Other portfolios include $600 million for the reallocation of expenditure during the year.

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► Budgetary outlook for 2025-2026

Expenditure is forecast at $166.3 billion in 2025-2026 (annual growth of 3.1%). This represents an upward adjustment of $480 million from the 2025-2026 budget forecast.

▪ Portfolio expenditures remain unchanged and amount to $156.1 billion (annual growth of 3.2%, compared with growth of 1.8% forecast in the 2025-2026 budget).

▪ Expenditures in the Éducation portfolio are adjusted upward by $250 million to fund the needs of school service centres and school boards. The $540-million reinvestment announced in the summer of 2025 is higher than the adjustment in expenditures for this portfolio for the fiscal year since the school year spans two fiscal years and part of the reinvestment comes from sums administered by the Ministère de l'Éducation, the disbursement of which has been accelerated.

▪ This increase is offset by an equivalent central reallocation of expenditures during the year.

▪ Debt service is adjusted upward by $480 million to $10.2 billion, mainly due to higher-than-anticipated global interest rates at the beginning of the fiscal year and a lower-than-expected return on the Retirement Plans Sinking Fund (RPSF) in 2024-2025. The forecast annual variation is 1.8%.

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Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

  Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

  program expenditures;

  expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

  tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2025‑2026, there are 25 ministerial portfolios. For the first three months, the three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for 67% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at June 30, 2025 (billions of dollars and percentage of total expenditure)

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Debt

As at March 31, 2026, net debt will stand at $255.3 billion, which is $0.3 billion more than forecast in the 2025-2026 budget, as a result of the upward adjustment to the debt level at the beginning of the fiscal year. The net debt burden will stand at 40.4% of GDP as at March 31, 2026, the same level as in the 2025-2026 budget.

Net debt as at March 31, 2026
(millions of dollars, unless otherwise indicated)
	March 2025 budget	Adjustments		New estimate
NET DEBT, BEGINNING OF YEAR	235 826	337	(1)	236 163
% OF GDP	38.7	-		38.7
Budgetary deficit (surplus)	11 430	-		11 430
Capital investments	8 043	-		8 043
Accounting adjustment	−296	-		−296
Total change	19 177	-		19 177
NET DEBT, END OF YEAR	255 003	337		255 340
% OF GDP	40.4	0.0		40.4

(1) Despite a lower deficit, net debt as at March 31, 2025 is higher than forecast in the 2025-2026 budget mainly due to higher government capital investments and revaluation losses recognized on the government's derivative financial instruments, which are measured at fair value.

As at March 31, 2025, Québec's net debt burden stood at 38.7% of GDP, compared with the provincial average of 29.2%.6 Excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador, this average rose to 32.9%.

Net debt of governments in Canada as at March 31, 2025 (percentage of GDP)

(1) GDP weighted average.

(2) GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.

Sources: Publics accounts and Government budget documents.

6. Provincial average as at March 31, 2024 was 28.8%.

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Net financial surpluses or requirements

For the period April to June 2025, net financial requirements amount to $9.6 billion and are attributable to:

▪ the $1.5-billion accounting deficit resulting from the difference between government revenue and expenditure;

▪ the $352-million financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises;7

▪ the $827-million financial requirements related to government capital assets, mainly due to investments of $2.3 billion, notably for the refurbishment and construction of schools and healthcare facilities. These investments are partially offset by amortization expenses of $1.4 billion;7

▪ the $979-million financial requirements related to the liability for retirement plans and other future benefits, resulting from the payment of government employee benefits of $1.9 billion, offset by the net cost of the plans of $1.0 billion;7

▪ the $5.5-billion financial requirements from other accounts,8 that stem in particular from disbursements relating to expenses recorded at the end of 2024-2025;

▪ the $497-million financial requirements generated by deposits in the Generations Fund.

Net financial surpluses or requirements
(unaudited data, millions of dollars)
April to June
	2024-2025	2025-2026
ACCOUNTING SURPLUS (DEFICIT)	−2 177	−1 460
Non-budgetary transactions
Investments, loans and advances	−1 446	−352
Capital investments	−1 022	−827
Retirement plans and other employee future benefits	−801	−979
Other accounts(1)	−2 786	−5 505
Deposits in the Generations Fund	−469	−497
Total non-budgetary transactions	−6 524	−8 160
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−8 701	−9 620

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day,QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

7. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

8. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Financing program and borrowings

The financing program corresponds to long-term borrowings made during the fiscal year. It is used, among other things, to repay maturing borrowings and to meet net financial requirements. The latter notably include the budgetary deficit as well as government capital investments.

As at June 30, 2025, borrowings issued since April 1, 2025, amounted to $12.9 billion,9 or 44% of the forecast program.

▪ Conventional bonds in Canadian dollars were the main borrowing instrument used.

▪ Borrowings on foreign markets accounted for 42% of borrowings issued in 2025-2026.

Summary of long-term borrowings contracted in 2025-2026(1)
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	7 302	56.5
Savings products issued by Épargne Placements Québec	174	1.3
Immigrant investors(2)	3	-
Subtotal	7 479	57.8
OTHER CURRENCIES
Euro	4 669	36.0
Australian dollar	798	6.2
Subtotal	5 467	42.2
TOTAL	12 946	100.0

Note: Long-term borrowings issued between April 1, 2025 and June 30, 2025.
(1) An updated list of new borrowings for the 2025-2026 fiscal year is available.
(2) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2025-2026
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	652
Other	71
Subtotal	723
OTHER CURRENCIES
Euro	2 498
Others	-
Subtotal	2 498
TOTAL	3 221

Note: Long-term borrowing repayments from April 1, 2025 to June 30, 2025.

9. Long-term borrowings contracted between April 1, 2025 and June 30, 2025.

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Appendix 1: Results and budgetary outlook for 2025-2026

Results and budgetary outlook for 2025-2026 - Budgetary balance
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
			Forecast for fiscal 2025-2026
	April to June		March 2025 budget		New estimate(1)
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Revenue
Own-source revenue	32 023	7.7	125 732	1.0	350	126 082	0.4
Federal transfers	7 438	3.8	30 610	−0.1	130	30 740	0.8
Subtotal - Revenue	39 461	6.9	156 342	0.7	480	156 822	0.5
Expenditure
Portfolio expenditures	−38 339	5.5	−156 102	1.8	-	−156 102	3.2
Debt service	−2 582	−6.3	−9 670	−1.9	−480	−10 150	1.8
Subtotal - Expenditure	−40 921	4.7	−165 772	1.5	−480	−166 252	3.1
Contingency reserve	-	-	−2 000	-	-	−2 000	-
ACCOUNTING SURPLUS (DEFICIT)(2)	−1 460	-	−11 430	-	-	−11 430	-
Deposits of dedicated revenues in the Generations Fund	−497	-	−2 177	-	-	−2 177	-
BUDGETARY BALANCE(3)	−1 957	-	−13 607	-	-	−13 607	-

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 - Revenue
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
			Forecast for fiscal 2025-2026
	April to June		March 2025 budget		New estimate(1)
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)
Own-source revenue
Income and property taxes
- Personal income tax	12 079	8.9	46 944	3.3	110	47 054	3.0
- Contributions for health services	2 285	2.7	9 242	3.2	−100	9 142	3.3
- Corporate taxes	3 249	21.0	12 491	−3.8	215	12 706	−4.8
- School property tax	304	4.5	1 346	14.1	-	1 346	12.5
Consumption taxes	7 830	7.0	28 922	3.4	50	28 972	2.1
Subtotal - Tax revenue	25 747	9.0	98 945	2.5	275	99 220	1.8
Duties, permits and royalties	1 550	−4.9	6 220	5.1	-	6 220	0.5
Miscellaneous revenue	3 800	5.9	15 299	-8.2	-	15 299	−5.9
Subtotal - Other own-source revenue	5 350	2.5	21 519	−4.7	-	21 519	−4.1
Total own-source revenue excluding revenue from government enterprises	31 097	7.9	120 464	1.1	275	120 739	0.7
Revenue from government enterprises	926	1.2	5 268	−2.6	75	5 343	−6.1
Total own-source revenue	32 023	7.7	125 732	1.0	350	126 082	0.4
Federal transfers
Equalization	3 392	1.9	13 567	1.9	-	13 567	1.9
Health transfers	2 235	5.4	8 942	6.1	66	9 008	6.8
Transfers for post-secondary education and other social programs	333	−1.5	1 330	−1.5	40	1 370	1.5
Other programs	1 478	7.3	6 771	−10.3	24	6 795	−8.2
Subtotal - Federal transfers	7 438	3.8	30 610	−0.1	130	30 740	0.8
TOTAL REVENUE	39 461	6.9	156 342	0.7	480	156 822	0.5

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

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Appendix 1: Results and budgetary outlook for 2025-2026 (cont.)

Results and budgetary outlook for 2025-2026 - Expenditure
(level and adjustment in millions of dollars, percentage change compared to the same period last year)
			Forecast for fiscal 2025-2026
	April to June		March 2025 budget			New estimate(1)
	Level ($M)	Change (%)	Level ($M)		Change (%)	Adjustment ($M)	Level ($M)		Change (%)
Portfolio expenditures
Santé et Services sociaux	16 292	3.8	65 527		3.0	-	65 527		2.1
Éducation	6 586	3.7	23 517		2.2	250	23 767		1.8
Enseignement supérieur	2 878	5.8	11 311		2.1	-	11 311		−0.6
Famille	2 391	17.3	9 308		7.2	-	9 308		3.3
Transports et Mobilité durable	2 032	27.0	7 308		−3.5	-	7 308		−4.9
Emploi et Solidarité sociale	1 517	3.2	5 804		0.1	-	5 804		1.7
Affaires municipales et Habitation	955	8.2	5 623		9.3	-	5 623		14.5
Économie, Innovation et Énergie	938	5.6	4 521		−6.9	-	4 521		−4.0
Environnement, Lutte contre les changements climatiques, Faune et Parcs	263	−25.9	2 436		0.0	-	2 436		11.7
Other portfolios	4 487	3.6	20 747	(2)	−2.2	−250	20 497	(2)	12.9
Subtotal - Portfolio expenditures	38 339	5.5	156 102		1.8	-	156 102		3.2
Debt service	2 582	−6.3	9 670		−1.9	480	10 150		1.8
TOTAL EXPENDITURE	40 921	4.7	165 772		1.5	480	166 252		3.1

(1) The percentage change has been updated on the basis of the 2024-2025 results published in the Public Accounts 2024-2025.

(2) Other portfolios include $600 million for the reallocation of expenditure during the year.

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Appendix 2: Change in certain economic variables

Recent economic indicators in Québec
(year-over-year percentage change, unless otherwise indicated)
	May 2025	June 2025	July 2025	Aug. 2025	Quarters of 2025				2025
					Q1	Q2	Q3	Q4	Fcst.	(1)	Obs.	(2)
Real GDP by industry	−0.4	−0.1	-	-	0.3	−0.6	-	-	1.1		1.2
Job creation (thousands)	−17.0	23.4	−15.0	7.5	27.2	10.4	-	-	39.1		92.0
Unemployment rate (per cent)	5.8	6.3	5.5	6.0	5.5	6.0	-	-	5.8		5.8
Retail sales (nominal terms)	−0.5	0.0	0.2	-	−0.8	0.7	-	-	3.1		3.8
Consumer price index(3)	1.7	2.2	2.3	2.7	1.9	2.0	-	-	2.1		2.1
Housing starts (thousands)	67.5	58.8	63.8	58.5	56.8	61.2	-	-	50.5		59.5
Real GDP	-	-	-	-	0.4	−0.6	-	-	1.1		1.2
GDP (nominal terms)	-	-	-	-	1.0	−0.1	-	-	3.4		5.3
Household consumption (nominal terms)	-	-	-	-	0.5	1.5	-	-	4.6		6.3
Wages and salaries (nominal terms)	0.0	−0.7	-	-	1.1	−0.6	-	-	3.7		5.3
Net operating surplus of corporations (nominal terms)	-	-	-	-	1.6	−0.7	-	-	−1.1		2.9

(1) These forecasts correspond to those published in the 2025-2026 budget.

(2) Cumulative of available periods compared to the same period of the previous year.

(3) Change compared to the previous year.
Sources: Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

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► Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

► Publication date of next quarterly report

The Report on Québec's Financial Situation − Second Quarter of 2025-2026 will be published in December 2025.

For more information, contact the Direction des
communications of the Ministère des Finances at
info@finances.gouv.qc.ca.

The report is available on the Ministère des
Finances website at www.finances.gouv.qc.ca.

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